FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated March 8, 2013

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRF – BRASIL FOODS S.A.

A Publicly Traded Company with Authorized Capital

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

SUMMARY OF THE MINUTES OF THE 3rd/2013 ORDINARY MEETING OF THE BOARD OF DIRECTORS

DATE, PLACE AND TIME: March 1, 2013 at 9:00 a.m. at Rua Hungria, 1400 – 5th floor, in the city and state of São Paulo. QUORUM: The majority of the members. CHAIR: Nildemar Secches, Chairman, Edina Biava, Secretary. 1.  Approval of the Management Report, Financial Statements and other documents with respect to the fiscal year ending December 31, 2012 – The Financial Statements with respect to the Fiscal Year ending December 31, 2012 were approved, together with other pertinent documents. The matter was discussed jointly with the Fiscal Council/Audit Committee. 2. Approval of the documents for the E/AGM to be held on April 9, 2013, including the payout of complementary dividends – The convening notice and the proposal of the Board of Directors to the Extraordinary and Annual General Meeting to be held on April 9, 2013 were approved. The matter was also discussed in conjunction with the Fiscal Council/Audit Committee. The decision to distribute complementary dividends in the amount of R$ 45.3 million for payment on April 30, 2013 will also be proposed to the E/AGM. 3. Ratification of AFAC Sadia Institute – The ratification for the AFACs (Advances for Future Increase in Capital) to the Sadia and Perdigão Institute in the amount of R$ 26 million was approved,  R$ 15 million for payment of BNDES (Brazilian Development Bank) loans and an intercompany loan with BRF – R$ 11 million (Sadia Institute). 4. Opening of an Office – Approved the opening of the office in Nigeria, situated at ADOL House, 15 CIPM Avenue, Central Business District, Alausa, Ikeja, Lagos, Nigeria. 5.  Other internal matters of the Company. The meeting of the Board was concluded on March 4, 2013. Nildemar Secches, Chairman; Paulo Assunção de Sousa, Vice Chairman; Décio da Silva; Heloisa Helena Silva de Oliveira; José Carlos Reis de Magalhães Neto; Luiz Fernando Furlan; Luís Carlos Fernandes Afonso; Manoel Cordeiro Silva Filho; Eduardo Silveira Mufarej; Walter Fontana Filho.

Edina Biava

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   March 8, 2013

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director